[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C. 199

BB 3/14

UNITED
SECURITIES AND EXC
Washington,

06004078

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45014

AB 3/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PackerKiss Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Northeast 4th Street
(No. and Street)

Delray Beach	Florida	33444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary A. Packer, President 561-272-0112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor,	Fort Lauderdale,	FL	33308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 4/28

OATH OR AFFIRMATION

I, Mary A. Packer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PackerKiss Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary A. Packer
Signature

President
Title

Notary Public State of Florida
Maria R Sachs
My Commission DD454010
Expires 07/24/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERKISS SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

AND INDEPENDENT AUDITORS' REPORT

PACKERKISS SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

January 31, 2006

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
PackerKiss Securities, Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of PackerKiss Securities, Inc., (an S corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PackerKiss Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185

PACKERKISS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 48,906
Commissions receivable	56,599
Due from stockholders	44,000
Marketable securities	10,554
Consulting fee receivable	100,000
Other receivable	26,194
TOTAL ASSETS	$286,253

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 24,994
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 1,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	145,705
Accumulated other comprehensive income	7,494
Retained earnings	107,860
Total Stockholders' Equity	261,259
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$286,253

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 829,364
Consulting	200,000
Other income	1,056
Total Revenues	1,030,420
EXPENSES	
Commission expense	271,679
Salary and payroll taxes	266,766
Professional fees	28,280
Regulatory fees	10,677
Office expense	64,781
Advertising and promotion	54,685
Rent	81,304
Insurance	59,020
Travel and entertainment	25,930
Telephone	10,384
Total Expenses	873,506
Income From Operations	156,914
OTHER INCOME	
Interest income	122
Dividend income	1,793
Total Other Income	1,915
Net Income	158,829
OTHER COMPREHENSIVE INCOME	
Net unrealized gain on investments arising during the period	7,494
TOTAL COMPREHENSIVE INCOME	$ 166,323

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total
Balances – January 1, 2005	$200	$145,705	$(50,969)		$ 94,936
Net income			158,829		158,829
Other comprehensive income				$7,494	7,494
BALANCES - DECEMBER 31, 2005	$200	$145,705	$107,860	$7,494	$261,259

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$158,829
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in commissions receivable	6,381
Increase in consulting fees receivables	(100,000)
Increase in other receivables	(26,194)
Decrease in accounts payable and accrued expenses	(1,501)
Decrease in commissions payable	(349)
Total Adjustments	(121,663)
Net Cash Provided By Operating Activities	37,166
CASH – January 1, 2005	11,740
CASH – December 31, 2005	$ 48,906

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

PackerKiss Securities, Inc. (the "Company") is a registered general securities broker/dealer.

Revenue Recognition

Substantially all revenues are derived from commissions as an advisor on investment options and strategies, and as a bidding agent for the bond proceeds of tax exempt bond transactions. Commissions are received from investment providers on the reinvestment of municipal financing projects.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to seven years, on accelerated and straight-line methods.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Major Customers

Approximately 30% of the Company's revenues were from three customers.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 2 - MARKETABLE SECURITIES

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. Unrealized gains and losses are credited or charged to other comprehensive income, whereas realized gains and losses flow through the Company's yearly operations.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2005, the Company's net capital was $54,828 compared with the required minimum net capital of $5,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .46 to 1.

NOTE 4 - DUE FROM STOCKHOLDERS

Amounts due from stockholders are non-interest bearing and due on demand.

NOTE 5 - COMMITMENTS

The Company leases their office facility from a company that is owned by the stockholders of PackerKiss Securities, Inc.

The lease is for one year and can be extended for additional one year terms. The annual rent will be $42,000, plus assessments for hurricane repairs.

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains cash balances in financial institutions located in Delray Beach and Boynton Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company had no uninsured cash balances in financial institutions.

SUPPLEMENTARY INFORMATION

PACKERKISS SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity qualified for net capital	$261,259
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	261,259
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Commissions receivable, net	(33,705)
Due from stockholders	(44,000)
Consulting fee receivable	(100,000)
Other receivable	(26,194)
Total Non-Allowable Assets From Financial Statements	(203,899)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	57,360
HAIRCUTS ON SECURITIES	2,532
NET CAPITAL	54,828
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
EXCESS NET CAPITAL	$ 49,828
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 24,994
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.46 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2005.

PACKERKISS SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company had no liability subordinated to claims of general creditors as of January 1, 2005. In addition, there were none in existence during the year ended December 31, 2005 and, accordingly, there are no changes to report.

PACKERKISS SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

PackerKiss Securities, Inc. is exempt from Rule 15c3-3 because they have no customer transactions. The Company did not hold customers' funds or securities. PackerKiss Securities, Inc. was in compliance with the conditions of exemption.

PACKERKISS SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

As of December 31, 2005, PackerKiss Securities, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

January 31, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
PackerKiss Securities, Inc.
Delray Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of PackerKiss Securities, Inc. (an S corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and shall not be used by anyone other than those specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC